Exhibit 99.1

For immediate release Chennai, India

DETAILS OF EARNING CALL	January 13, 2026 | 8:30 AM ET | 07:00 PM IST

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On the call: Mr. Raju Vegesna, Chairman of the Board and Mr. M P Vijay Kumar, Executive Director & Group CFO

Live webcast: https://www.webcaster4.com/Webcast/Page/2184/53449.

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Replay is available until January 20, 2026.

Sify reports Consolidated Financial Results for Q3 FY 2025-26

Revenues of INR 11,596 Million. EBITDA of INR 2,470 Million.

Loss for the period INR 329 Million.

HIGHLIGHTS

•	Revenue was INR 11,596 Million, an increase of 11% over the same quarter last year.

•	EBITDA was INR 2,470 Million, an increase of 29% over the same quarter last year.

•	Loss before tax was INR 257 Million. Loss after tax was INR 329 Million.

•	CAPEX during the quarter was INR 3,452 Million.

MANAGEMENT COMMENTARY

Mr. Raju Vegesna, Chairman, said, “India’s growth story has moved decisively from promise to performance. Strong economic fundamentals, policy continuity and accelerating digital adoption are positioning India as a central pillar in the global technology ecosystem. Indian IT is entering a new phase—one defined not only by scale, but by leadership in digital infrastructure, cloud, and AI-led innovation.”

As enterprises and governments intensify their focus on AI, cloud, and data-driven platforms, demand for secure, high-performance, and sovereign digital infrastructure is rising rapidly. At Sify, our strategy is aligned with this inflection point through sustained investments in hyperscale data centers, resilient networks, and AI-ready platforms, positioning us to enable the next decade of enterprise transformation in India.”

Mr. M P Vijay Kumar, ED & Group CFO, said, “We continue to exercise fiscal discipline while making measured investments to strengthen our long-term capabilities. Our capital allocation across data centers, networks and digital platforms remains guided by a disciplined approach to risk and future readiness, with a focus on long-term value creation”.

The cash balance at the end of the quarter was INR 3,627 Million”.

BUSINESS HIGHLIGHTS

•	The Revenue split between the businesses for the quarter was Network services 37%, Data Center services 40% and Digital services 23%.

•	Since June 30, 2025, Sify sold 12.16MW of additional Data Center capacity.

•	As of December 31, 2025 Sify provides services via 1214 fibre nodes, a 9% increase over same quarter last year.

•	As on December 31, 2025, Sify has deployed 9695 SDWAN service points across the country.

CUSTOMER ENGAGEMENTS

Among the most prominent new contracts during the quarter were the following:

Network Services

•	India’s largest stock exchange contracted for interconnection to the cloud to provide last mile services to Capital Market members.

•	A private insurance MNC signed up for a Network management and SDWAN deployment.

•	Sify contracted an international bank for international and domestic connectivity services.

•	The largest private domestic airport manager signed up for WAN services for their new international airport in India.

Data Center Services

•	One of the India’s largest shares brokering firms contracted to move their capacity from a competitor DC.

•	One of India's leading diversified financial services major and a subsidiary of the largest bank in India contracted to move their on-premise DC.

•	The umbrella corporation that facilitates digital payments in India signed up to modernize and expand their capacity with liquid-cooling solutions for their GPUs.

•	A subsidiary of the Central bank and an Indian multinational technology company signed up to expand capacity.

Digital services

•

Sify contracted an Indian multinational, a private insurance MNC, a private commodities major, a digital payments enabler, a welfare arm of a state government and a private health major for greenfield Cloud implementation; these clients also contracted for services like DRaaS, PaaS and IaaS.

•

The central government’s digital payments enabler, a state government’s technology arm, a private insurance major, another state government’s electronics subsidiary and a private financial major contracted for managed services.

•	A private IT player contracted for a Security Operations Center (SOC).

•	The country’s largest private health major contracted to enable a hyperscaler’s cloud platform.

FINANCIAL HIGHLIGHTS

Unaudited Consolidated Income Statement as per IFRS

(In INR millions)

	Quarter ended	Quarter ended	Quarter ended
Description	Dec 2025	Dec 2024	Sep 2025

Revenue	11,596	10,491	10,533
Cost of Sales	(6,952)	(6,725)	(6,294)
Gross Profit	4,644	3,766	4,239
Other Operating Income	93	64	81
Selling, General and Administrative Expenses	(2,172)	(1,845)	(1,871)
Depreciation and Amortisation expense	(1,888)	(1,446)	(1,740)
Operating Profit	677	539	709
Investment Income	7	52	16
Impairment loss on Investment	-	-	(4)
Profit before financing and income taxes	684	591	721
Finance income	-	19	-
Interest expenses on borrowings and lease liabilities	(940)	(729)	(914)
Interest expenses on pension liabilities	(1)	-	(1)
Profit/(Loss) before income taxes	(257)	(119)	(194)

Income Tax Expense	(72)	(139)	(81)

Profit/(Loss) for the period	(329)	(258)	(275)

Profit attributable to:
Reconciliation with Non-GAAP measure

Profit/(Loss) for the period	(329)	(258)	(275)
Add:
Depreciation and Amortisation expense	1,888	1,446	1,740
Net Finance Expenses	855	636	841
Income Tax Expense	72	139	81
Less:
Other Income (including exchange gain/loss)	16	49	26

EBITDA	2,470	1,914	2,361

Segment Reporting:

(In INR millions)

Particulars	Quarter ended December 2025				Quarter ended December 2024
	Network Services	Data Center Services	Digital Services	Total	Network Services	Data Center Services	Digital Services	Total
	(A)	(B)	(C)	(D)= (A)+(B)+(C)	(A)	(B)	(C)	(D)= (A)+(B)+(C)
External customers Revenue	4,227	4,649	2,720	11,596	4,274	3,837	2,380	10,491
Intersegment Revenue	-	22	55	77	-	22	55	77
Operating Expense	(3,432)	(2,615)	(2,984)	(9,031)	(3,823)	(2,119)	(2,655)	(8,597)
Intersegment Expense	(63)	-	(14)	(77)	(63)	-	(14)	(77)
Segment Result	732	2,056	(223)	2,565	388	1,740	(234)	1,894
Unallocated Expense:
Support Service Unit Costs				(93)				27
Depreciation and Amortisation				(1,888)				(1,446)
Other income / (expense), net				100				116
Finance Income				-				19
Finance Expense				(941)				(729)
Profit / (loss) before tax				(257)				(119)
Income taxes (expense) / benefit				(72)				(139)
Profit / (loss) for the period				(329)				(258)

Equity and Debt:

(In INR millions)

Particulars	Quarter ended Dec 2025	Quarter ended Dec 2024	Quarter ended Sep 2025
EQUITY	15,792	17,391	16,116
BORROWINGS
Long term	27,891	26,306	26,729
Short term	11,702	11,136	11,996
Less: Cash Balance	3,627	5,327	4,149
Net debt	35,966	32,115	34,576

About Sify Technologies

A multiple times award winner of the Golden Peacock from Institute of Directors for Corporate Governance, Sify Technologies is India’s most comprehensive ICT service & solution provider. With Cloud at the core of our solutions portfolio, Sify is focussed on the changing ICT requirements of the emerging Digital economy and the resultant demands from large, mid and small-sized businesses.

Sify’s infrastructure comprising state-of-the-art Data Centers, the largest MPLS network, partnership with global technology majors and deep expertise in business transformation solutions modelled on the cloud, make it the first choice of start-ups, SMEs and even large Enterprises on the verge of a revamp.

More than 10,000 businesses across multiple verticals have taken advantage of our unassailable trinity of Data Centers, Networks and Digital services and conduct their business seamlessly from more than 1,700 cities in India. Internationally, Sify has presence across North America, the United Kingdom and Singapore. Sify, www.sify.com, Sify Technologies and www.sifytechnologies.com are registered trademarks of Sify Technologies Limited.

Non-IFRS Measures

This press release contains a financial measure not prepared in accordance with IFRS. In particular, EBITDA is referred to as “non-IFRS” measure. The non-IFRS financial measure we use may be calculated differently from, and therefore may not be comparable to, similarly titled measures used by other companies - refer to the reconciliation provided in the table labelled Financial Highlights for more information. In addition, these non-IFRS measures should not be considered in isolation as a substitute for, or as superior to, financial measures calculated in accordance with IFRS, and our financial results calculated in accordance with IFRS and reconciliation to those financial statements should be carefully evaluated.

Forward Looking Statements

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The forward-looking statements contained herein are subject to risks and uncertainties that could cause actual results to differ materially from those reflected in the forward-looking statements. Sify undertakes no duty to update any forward-looking statements.

For a discussion of the risks associated with Sify’s business, please see the discussion under the caption “Risk Factors” in the company’s Annual Report on Form 20-F for the year ended March 31, 2025, which has been filed with the United States Securities and Exchange Commission and is available by accessing the database maintained by the SEC at www.sec.gov, and Sify’s other reports filed with the SEC.

For further information, please contact:

Sify Technologies Limited	20:20 Media	Luri Group
Praveen Krishna	Nikhila Kesavan	Lucia Domville
Investor Relations & Public	+91 9840124036	646.824.2856
Relations	nikhila.kesavan@2020msl.com	lucia.domville@lurigroup.com
+91 9840926523
praveen.krishna@sifycorp.com